September 15, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Brad Skinner

Re:       EQT Corporation

Form 10-K for Fiscal Year Ended

December 31, 2013

Filed on February 20, 2014

File No. 001-03551

Ladies and Gentlemen:

Set forth below are the responses of EQT Corporation (the Company) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated September 3, 2014, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 22

Natural gas, BTU premium, NGL and crude oil production and pricing, page 23

1.   Please provide, as supplemental information, a reconciliation of total natural gas and oil production quantities for 2013 per the presentations on pages 25 and 109 to corresponding amounts appearing in the tables on pages 34 and 36.

Response:  Please find below a reconciliation of total natural gas and oil production for 2013 from the presentations on pages 25 and 109 of the Company’s 2013 Annual Report on Form 10-K (Form 10-K) to the corresponding total sales volumes presented on pages 34 and 36 of the Form 10-K.  In 2013, the Company sold natural gas, natural gas liquids (NGLs) and oil.  While the Company extracts natural gas and oil directly through its wells, NGLs result from the processing of the Company’s higher British thermal unit (BTU) content natural gas by a third party processor. For purposes of the presentations included in the Form 10-K, NGLs and oil are converted to Mcfe at the rate of six Mcfe per barrel sold.

2013 Volumes (MMcfe)
Produced natural gas (page 109)	365,493
Produced oil (page 109, as converted)	1,619
Natural gas and oil production-2013 (page 25)	367,112
Shrinkage, company usage and line loss	(16,799)
Processed NGLs sales volume (page 34)	27,860
Total sales volumes (pages 34 and 36)	378,173

EQT Corporation  I  EQT Plaza  I  625 Liberty Avenue  I  Suite 1700  I  Pittsburgh, PA   15222

T 412.553.5700   I  F 412.553.5757   I  www.eqt.com

2.   The presentation on page 25 presents production quantities on a combined basis, while the presentations on pages 34 and 36 appear as though they may include volumes in excess of your actual production.  In view of this, explain to us which of the presentations on pages 25, 34 or 36 is intended to satisfy the requirements of Item 1204(a) of Regulation S-K.  In this regard, note that you are required to disclose production, by final product sold, on an “as sold” basis.

Response:  The Company disclosed the “as sold” volumes by final product from the Appalachian Basin on pages 34 and 36 in the Form 10-K, but presented only produced volumes on page 25.  In future filings, the Company will also present the amounts on page 25 on an “as sold” basis.

Form 8-K dated July 24, 2014

Exhibit 99.1

3.   The financial measures provided in Exhibit 99.1 include a presentation of adjusted cash flow per share.  Please note that presentation of cash flow per share is not consistent with the guidance in Compliance and Disclosure Interpretation 102.05 or Financial Reporting Codification 202.4.  Please revise your presentation accordingly.

Response: The Company acknowledges the Staff’s comment. In future documents furnished or filed with the SEC, the Company will not include the presentation of cash flow per share.

In connection with the above response, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact Terri Bone, Vice President, Finance and Chief Accounting Officer, at 412-553-5785 or at tbone@eqt.com.

Very truly yours,

EQT CORPORATION

By:	/s/ Philip P. Conti
Philip P. Conti, Senior Vice President and Chief Financial Officer

cc: Lewis B. Gardner, General Counsel and Vice President, External Affairs